                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Initial Filing)

                            THE PATHWAYS GROUP, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                     70321D
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 29, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 16 Pages

                                INITIAL FILING
                                      OF
                                 SCHEDULE 13D
-------------------                               --------------------
CUSIP No. 70321D                                  Page 2 of 16 Pages
-------------------                               --------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                 (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,780,932
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
===========================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                INITIAL FILING
                                      OF
                                 SCHEDULE 13D
------------------                                -------------------
CUSIP No. 70321D                                  Page 3 of 16 Pages
-------------------                               --------------------
==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                            (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     2,780,932
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     2,780,932
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,780,932
------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.5%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO, BD.
------------------------------------------------------------------------------
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

SEC 1746 (9-88)
                                                        Page 4 of 16 Pages

                                INITIAL FILING
                                      OF
                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share ("Common Stock")

          (b)  Issuer:   The Pathways Group, Inc. (the "Issuer")
                         14201 N.E. 200th Street
                         Woodinville, WA  98072


Item 2.   Identity and Background

     a.   Name:          Allen & Company Incorporated ("ACI")

                         See Exhibit A for Officers and Directors of ACI. ACI, a New York corporation is a wholly-owned subsidiary of Allen Holding Inc., a Delaware corporation.

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Investment Banking

     d. Neither ACI, nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither ACI, nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship
          or Place of
          Organization:  New York

                         Citizenship of the Officers and
                         Directors of ACI is set forth in Exhibit
                         A hereto.

     a.   Name:          Allen Holding Inc. ("AHI")
                         See Exhibit A for Officers and Directors of Allen Holding Inc.

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

                                                       Page 5 of 16 Pages




     c.   Business or
          occupation:    Holding Company

     d. Neither AHI nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither AHI nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship or
          Place of
          Organization:  Delaware

                         Citizenship of the Officers and
                         Directors of Allen Holding Inc. is set
                         forth in Exhibit A hereto.


Item 3.   Source and Amount of Funds or Other Consideration

          ACI purchased the shares reported herein with working capital.


Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Shares for investment purposes. The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Securities Act of 1934, as amended.

                                                       Page 6 of 16 Pages


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on March 31, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the Issuer's Registration Statement on Form 10-SB dated April 29, 1998, which reported the number of shares of Common Stock outstanding to be 12,904,487).

==============================================================================
Name                     Shares of Common Stock        Percentage
------------------------------------------------------------------------------
Allen Holding Inc.                 2,780,932(1)             21.5%
------------------------------------------------------------------------------
Allen & Company Incorporated(1)    2,780,932(2)             21.5%
==============================================================================

----------


     (1) Represents shares of the Issuer's Common Stock owned by ACI, a wholly owned subsidiary of AHI.

     (2) Does not include shares owned by officers and directors of ACI with respect to which ACI disclaims beneficial ownership.

          (b) ACI has the sole power to vote and to dispose of the Shares of which it is deemed the beneficial owner.

          (c) The Reporting Person did not affect any trades in the Issuer's common stock in the last 60 days. This Schedule 13D is being filed as a result of the Issuer's April 29, 1998 filing on Form 10-SB, thereby subjecting the Issuer and those having beneficial ownership of its securities to the reporting requirements of the Securities Exchange Act of 1934.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     ACI was engaged by the Issuer as a financial advisor in 1995. The engagement was recently extended for an additional year (see Exhibit B).

Item 7.   Material to be filed as Exhibits

     Exhibit A -- Directors and Executive Officers of Allen Holding Inc. and Allen & Company Incorporated.

     Exhibit B -- Letter, dated May 5, 1998, extending May 5, 1995 Engagement Letter between ACI and the Issuer.

                                             Page 7 of 16 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1998

ALLEN HOLDING INC.

          /s/ Gaetano J. Casillo
     By:  -------------------------
          Gaetano J. Casillo
          Vice President

ALLEN & COMPANY INCORPORATED

          /s/ Gaetano J. Casillo
     By:  -------------------------
          Gaetano J. Casillo
          Vice President




118746
                                                       Page 8 of 16 Pages
                              EXHIBIT A


            OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

      [S]               [C]             [C]

                                   Principal Occupation
                     Business      (i.e., Position with
     Name xx         Address       Allen & Company Incorporated)

Herbert A. Allen        x          President, Managing Director, Director,
                                   Chief Executive Officer

Herbert A. Allen III    x          Vice President, Director

Grace Allen             x          Director

Eran S. Ashany          x          Vice President, Director

Jonathan S. Bean        x          Vice President, Director

Edmund M. Bleich        x          Vice President

Denise Calvo-Silver     x          Vice President, Director

Dominick J. Cantalupo   x          Co-Chief Operations Officer, Vice
                                   President

Marvyn Carton           x          Director - Emeritus

Gaetano J. Casillo      x          Chief Compliance Officer,
                                   Vice President

Robert H. Cosgriff      x          Chief Administrative Officer,
                                   Executive Vice President,
                                   Managing Director, Director

Richard M. Crooks, Jr.  x          Director

Thalia V. Crooks        x          Vice President, Director

Mary L. Cullen          x          Vice President, Secretary, Director

Robert Dean             x          Vice President - Elect

Orin F. Devereux        x          Vice President, Director

Daniel Englander        x          Vice President - Elect

Howard M. Felson        x          Assistant Secretary, Vice President

Anthony J. Ferrante     x          Treasurer

Richard Fields          x          Executive Vice President, Managing
                                   Director, Director

                                                       Page 9 of 16 Pages

   [S]               [C]                [C]


                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)

Paul A. Gould           x          Executive Vice President, Managing
                                   Director, Director

John G. Hall            x          Vice President, Director

Daniel P. Harley        x          Vice President

John H. Josephson       x          Vice President, Director

Clarke R. Keough         x         Vice President, Director

Donald R. Keough        x          Chairman of the Board, Managing Director,
                                   Director

Kaveh A. Khosrowshahi   x          Vice President, Director

Neal Kopp               x          Vice President

Irwin H. Kramer         x          Executive Vice President,
                                   Managing Director, Director

Terry Allen Kramer      x          Director

Suzanne G. Kucera       x          Vice President - Elect, Director

Robert J. Kurz          x          Vice President

William F. Leimkuhler   x          Assistant Secretary, Vice President,
                                   General Counsel

LeRoy Kim               x          Vice President - Elect

Jonathan Lipton         x          Vice President - Elect

Jeffrey J. Logan        x          Vice President - Elect

Dan W. Lufkin           x          Special Advisor to the Board of
                                   Directors

Ellen F. Lynch          x          Vice President

Robert A. Mackie        x          Executive Vice President,
                                   Managing Director, Director

James C. Maiden, Jr.    x          Vice President

Terence C. McCarthy     x          Co-Chief Operations Officer, Vice
                                   President

                                                       Page 10 of 16 Pages

   [S]                [C]               [C]

                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Robert C. Miller        x          Vice President, Director

Terrence Morris         x          Vice President - Elect

Brian J. Murphy         x          Vice President, Director

Louis J. Mustacchio     x          Vice President

Walter T. O'Hara, Jr.   x          Executive Vice President, Managing
                                   Director, Director

Nancy B. Peretsman      x          Executive Vice President, Managing
                                   Director, Director

Patrick S. Perry        x          Vice President, Director

Pamela M. Plager        x          Vice President, Director

Eugene Protash          x          Vice President, Assistant Secretary

James W. Quinn          x          Director, Vice President, Assistant
                                   Secretary

Bradley A. Roberts      x          Director - Elect

Philip D. Scaturro      x          Executive Vice President, Managing
                                   Director, Director

John A. Schneider       x          Executive Vice President, Managing
                                   Director, Director

Enrique F. Senior       x          Executive Vice President, Managing
                                   Director, Director

Stanley S. Shuman       x          Executive Vice President, Managing
                                   Director, Director

John M. Simon           x          Executive Vice President, Managing
                                   Director, Director

Daniel Selmonosky       x          Vice President, Director

Ian G. Smith            x          Vice President - Elect

Dennis J. Warfield      x          Vice President,Chief Information
                                   Officer

                                                       Page 11 of 16 Pages


[S]                   [C]                [C]

                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen & Company Incorporated)


Kim M. Weiland          x          Executive Vice President, Managing
                                   Director, Director, Chief Financial
                                   Officer

Edward D. Weinberger    x          Vice President, Director

Harold M. Wit           x          Executive Vice President, Managing
                                   Director, Director




[/TABLE]


x    711 Fifth Avenue, New York, New York 10022-3194.

xx   All the Executive Officers and Directors of Allen & Company

     Incorporated are U.S. citizens unless otherwise indicated.

                                                       Page 12 of 16 Pages

                            OFFICERS AND DIRECTORS
                             OF ALLEN HOLDING INC.



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen Holding Inc.)

Herbert A. Allen        x          President, Managing Director,
                                   Director, Chief Executive Officer

Herbert A. Allen, III   x          Vice President, Director

Grace Allen             x          Director

Eran S. Ashany          x          Vice President

Jonathan S. Bean        x          Vice President - Elect

Robert E. Beers         x          Vice President - Elect

Edmund M. Bleich        x          Vice President

Denise Calvo-Silver     x          Vice President, Director

Dominick J. Cantalupo   x          Co-Chief Operations Officer, Vice President

Marvyn Carton           x          Director - Emeritus

Gaetano J. Casillo      x          Chief Compliance Officer, Vice President

Robert H. Cosgriff      x          Chief Administrative Officer, Executive
                                   Vice President, Managing Director, Director

Richard M. Crooks, Jr.  x          Director

Thalia V. Crooks        x          Vice President, Director

Mary L. Cullen          x          Vice President, Secretary, Director

Robert Dean             x          Vice President - Elect

Orin F. Devereux        x          Vice President, Director

Daniel Englander        x          Vice President, - Elect

Howard M. Felson        x          Assistant Secretary, Vice President

Anthony J. Ferrante     x          Treasurer

Richard L. Fields       x          Executive Vice President, Managing
                                   Director, Director Executive Vice
                                   President, Managing Director, Director

                                                       Page 13 of 16 Pages



                                  Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen Holding Inc.)

John G. Hall            x          Vice President - Elect, Director

Daniel P. Harley        x          Vice President

John H. Josephson       x          Vice President, Director

Donald R. Keough        x          Chairman, Director

Clarke R. Keough         x         Vice President, Director

Kaveh A. Khosrowshahi   x          Vice President, Director

Neal Kopp               x          Vice President

Irwin H. Kramer         x          Executive Vice President, Managing
                                   Director, Director

Terry Allen Kramer      x          Director

Suzanne G. Kucera       x          Vice President - Elect, Director

Robert J. Kurz          x          Vice President

P. Don Lattimer         x          Executive Vice President, Managing
                                   Director, Director

William F. Leimkuhler   x          Assistant Secretary, Vice President,
                                   General Counsel

LeRoy Kim               x          Vice President - Elect

Jonathan Lipton         x          Vice President - Elect

Jeffrey J. Logan        x          Vice President - Elect

Dan W. Lufkin           x          Special Advisor to the Board of Directors

Ellen F. Lynch          x          Vice President

Robert A. Mackie        x          Executive Vice President, Managing
                                   Director, Director

James C. Maiden, Jr.    x          Vice President

Terence C. McCarthy    x           Co-Chief Operations Officer, Vice President
                                   Vice President - Elect, Director

                                                       Page 14 of 16 Pages



                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen Holding Inc.)


Robert C. Miller        x          Vice President, Director

Terrence Morris         x          Vice President - Elect

Brian J. Murphy         x          Vice President, Director

Louis J. Mustacchio     x          Vice President

Walter T. O'Hara        x          Executive Vice President, Managing
                                   Director, Director

Nancy B. Peretsman      x          Executive Vice President, Managing
                                   Director, Director

Patrick S. Perry        x          Vice President, Director

Pamela M. Plager        x          Vice President, Director

Eugene Protash          x          Assistant Secretary, Vice President

James W. Quinn          x          Vice President, Assistant Secretary,
                                   Director

Bradley A. Roberts      x          Director - Elect

Philip D. Scaturro      x          Executive Vice President, Managing
                                   Director, Director

John A. Schneider       x          Executive Vice President, Managing
                                   Director, Director

Daniel Selmonosky       x          Vice President, Director

Enrique F. Senior       x          Executive Vice President, Managing
                                   Director, Director

Stanley S. Shuman       x          Executive Vice President, Managing
                                   Director, Director

John M. Simon           x          Executive Vice President, Managing
                                   Director, Director

Ian G. Smith            x          Vice President - Elect


                                             Page 15 of 16 Pages

                                   Principal Occupation
                     Business      (i.e., Position with
Name xx              Address       Allen Holding Inc.)


Dennis J. Warfield      x          Vice President, Chief Information Officer

Kim M. Weiland          x          Vice President, Director, Chief Financial
                                   Officer

Edward D. Weinberger    x          Vice President, Managing Director, Director

Harold M. Wit           x          Executive Vice President, Managing
                                   Director, Director





x    711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding, Inc. are U.S. citizens unless otherwise indicated.

                                             Page 16 of 16 Pages

                                   Exhibit B



                                    May 5, 1998


The Pathways Group, Inc.
14201 N.E. 200th Street
Woodinville, Washington 98072
Attn:       Mr. Carey F. Daly II
       President and Chief Executive Officer

Dear Mr. Daly:

          Reference is made to the engagement letter dated May 5, 1995 (the "Engagement Letter") by and between The Pathways Group, Inc. (collectively with its subsidiaries and affiliates, the "Company") and Allen & Company Incorporated ("Allen") pursuant to which the Company engaged Allen to act as the Company's financial advisor on the terms set forth therein.

          Section 3 of the Engagement Letter provides that the term of the engagement shall be automatically extended for additional one year periods after the initial term ending May 5, 1997 unless either party notifies the other of its election to terminate the engagement as provided therein. Pursuant to Section 3 of the Engagement Letter, the engagement would today be automatically extended from May 5, 1998 to May 5, 1999. This letter will confirm the parties' mutual intention that the term of the engagement letter is extended to May 5, 1999.

          Other than to the extent that the foregoing clarifies and confirms the Engagement Letter, the parties intend that the Engagement Letter continue in full force and effect without modification. Please confirm that the foregoing is in accordance with your understanding of the terms of our continued engagement by signing and returning to us the enclosed duplicate of this letter.

                                Very truly yours,

                                ALLEN & COMPANY INCORPORATED

                                By: /s/ Kim M. Wieland
                                    --------------------------
                                    Kim M. Wieland
                                    Managing Director
                                    Chief Financial Officer

Accepted and agreed to
as of the date first above written:

THE PATHWAYS GROUP, INC,

By: /s/ Carey F. Daly II
   ----------------------------
   Name:
   Title:

118746